P.E. 12/31/01





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of December, 2001

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 29, 2002

By: /s/ Meir Moshe
Meir Moshe
Chief Financial Officer

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE TO DELIVER ACCELERATED PERFORMANCE FOR ORACLE9*i* APPLICATION SERVER DEPLOYMENTS

Web Server Director Application Switch Provides Unmatched Application Response Time, Scalability and Reliability for Enterprise Implementations

SAN FRANCISCO, ORACLE OPENWORLD, December 4, 2001 — Radware (Nasdaq; RDWR), a global leader in Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today announced an agreement to seamlessly integrate Radware's Web Server Director® application switch and the Oracle9*i* Application Server (Oracle9*i*AS).

Customers worldwide who currently take advantage of, or plan to implement Radware's Web Server Director (WSD) series of ITM solutions, and also use Oracle9*i* Application Server will benefit, result is an accelerated application performance & response time, enhanced availability to end-users and the introduction of significant cost savings versus implementation without Radware's WSD.

Oracle9*i*AS is at the heart of many corporate infrastructures worldwide, providing a common database of imperative business information that drives multiple departments – from sales & marketing to accounts receivables and at the executive levels too. "Increased speed, and continuous availability of Oracle9*i*AS software literally translates into increased business efficiency, effectiveness and revenue," said Arik Ziv, vice president, Business Development at Radware. "Radware's award winning WSD, in conjunction with IP- enabled application serving such as Oracle9*i*AS, ensures that a business will run at the best possible speed, at all times."

Radware's Web Server Director family of application switch products improve the effectiveness of a company's existing network, by providing real-time local to global intelligent traffic management, availability & proximity based routing, and health monitoring features that accelerate the performance of networks of any size.

The Oracle9*i* Application Server offers well-rounded business intelligence and content management platform, integrated messaging and queuing infrastructure, consistent J2EE and XML processing, and secure end-to-end transactional capabilities. Working in tandem with Radware's WSD series, Oracle9*i*AS enables rapid development and deployment of Web applications and dramatically reduces the time and costs needed for system integration.

"Oracle9*i*AS is designed to help companies diminish deployment complexity and integration costs, and at the same time, increase the networks' performance," said Thomas Kurian, vice president of Oracle9*i* Application Server Development at Oracle Corporation. "When integrated with Radware's WSD family of products, efficiency is heightened for enterprises' network infrastructures."

About Oracle9*i* Application Server

Oracle solves the IT challenge of integrating fragmented middleware products to run an e-business by providing one product that can replace more than 12 separate point products from other vendors. Oracle9*i* Application Server features full J2EE support, built-in enterprise portal software, high-speed caching, business intelligence, rapid application development, application and business integration, web services and more, all in one package. Oracle's extensive investment in application server research and development has enabled the company to deliver a lightweight J2EE engine and extended caching capabilities that allow companies to save on infrastructure costs by scaling with software instead of hardware.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Achieves OPSEC Certification for Check Point Next Generation

Radware's FireProof High Availability and Load Balancing Product Integrates with Industry's Most Recognized Security Framework

Mahwah, NJ, December 10, 2001 — Radware (NASDAQ: RDWR) a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, announced today that it has received Check Point Software™ Technologies Ltd. (NASDAQ: CHKP) OPSEC® (Open Platform for Security) certification for its award-winning FireProof product.

OPSEC certification involved rigorous testing of Radware's FireProof to ensure seamless interoperability and integration. By using FireProof Application Switch with Check Point's VPN-1®/FireWall-1® NG, customers can implement proven solutions to build secure, mission-critical networks.

Radware's FireProof ensures continuous, optimized service across firewalls and VPNs on both inbound and outbound traffic. Providing full fault tolerance and optimization between multiple firewalls, FireProof intelligently distributes traffic between up to 100 firewalls and VPNs, eliminating bottlenecks and single points of failure, as well as planned and unplanned downtime.

Fireproof is the only product to integrate application security into its firewall traffic management solution. The Application security module provides another layer of defense for firewalls and augments protection for VPN applications with protection from over 450 different types of attacks. Suspect traffic is identified and denied before it ever reaches the firewall or VPN.

"We are pleased to be one of the first vendors to receive OPSEC Certification for NG from Check Point, as this validates Radware's market leadership in firewall traffic management," said Arik Ziv, VP Business Development of Radware. "Together with Check Point, Radware helps lay the foundations for scalable, secure, and flexible security infrastructures."

"VPN-1/FireWall-1 provides customers with their secure business-critical connection to the Internet and therefore must be available continuously," said Upesh Patel, manager OPSEC Alliance. "We are pleased to award Radware the OPSEC Certification for their high availability and load balancing solution. Certification, assures interoperability between the Radware FireProof Application Switch and VPN-1/FireWall-1 NG."

For more information on Radware FireProof OPSEC Certification, visit :http://www.checkpoint.com/opsec/partners/radware.html

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

About Check Point's OPSEC

OPSEC (Open Platform for Security) is the industry's open, multi-vendor security framework. With over 300 partners, OPSEC guarantees customers the broadest choice of best-of-breed integrated applications and deployment platforms that support Check Point's Secure Virtual Network

Architecture. Products that carry the OPSEC Certified seal have been tested to guarantee integration and interoperability. For complete OPSEC Alliance program information, including partner and product listings, the freely available OPSEC SDK (software development kit) and evaluation versions of OPSEC Certified products, visit http://www.opsec.com..

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
International: Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
USA: Paul Macchia, Radware Inc.; 201-512-9771 or paulm@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE ANNOUNCES PEER DIRECTOR - THE INDUSTRY'S FIRST PRODUCT TO MANAGE, CONTROL AND OPTIMIZE INTERNET ROUTING

Peer Director Empowers Large Enterprises and Service Providers to Control Their Internet Routing, Providing Customers with Cost Savings and Enhanced Performance for their Internet Service.

Mahwah, NJ, December 11, 2001 — Radware (Nasdaq; RDWR), a global leader in Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today announced the release of Peer Director – the industry's first ITM device that dynamically manages Cisco (Nasdaq: CSCO) and Juniper (Nasdaq: JNPR) IP Backbone traffic.

Radware's Peer Director introduces innovative traffic management capabilities in multi-homed network environments that utilize Border Gateway Protocol (BGP) – the most common method of connecting disparate backbone networks across the Internet. Radware's Peer Director gathers and analyzes real time statistics associated with Internet traffic carried on multiple links. Based on these statistics and in conjunction with customizable user-defined policies, Peer Director redistributes and optimizes traffic loads between the links through multiple sophisticated load balancing algorithms that are proprietary to Radware. Network administrators no longer need to manually monitor the availability of routers and ISP links. Peer Director automatically and dynamically achieves link optimization by redirecting users to the healthiest link, thereby avoiding traffic congestion that often plagues BGP routing schemes. Users benefit from improved performance and cost-efficient Internet service.

"As Internet access becomes increasingly mission critical, the number of enterprises that utilize BGP continues to grow. Route traffic management is an important trend as it improves Internet performance, and drastically cuts IT overhead and administration costs," said Lawrence

Orans, Senior Analyst, Gartner, Inc. "Controlling Internet routing will enable companies that deploy BGP to provide high availability and link optimization in multi-homed environments by enforcing policies on traffic redirection across various Internet links."

Border Gateway Protocol is the industry standard protocol used to exchange routing information across the Internet. BGP maintains routing tables, transmits routing updates and bases routing decisions on predefined metrics. It does not, however, take into account any performance or delay information, which traditionally results in inefficient traffic routing and Service Provider link utilization. Radware's Peer Director is designed to eliminate manually operated traffic distribution by dynamically updating Juniper and Cisco high speed routers, to optimize each available link. Enterprises save bandwidth costs and attain a greater control over their multiple Internet connections.

"Radware is again the first company in the market to introduce an innovative traffic management product that will result in tremendous cost savings and improved performance for enterprise and carrier customers," said Roy Zisapel, President and CEO of Radware. "This is achieved through customized traffic redirection based on cost and utilization parameters, coupled with enforcing the customer policies on its bandwidth usage."

Radware's vision extends further as the company also addresses link traffic management with LinkProof, its award winning Internet link traffic management solution. LinkProof intelligently load balances and manages multiple ISP connections and ensures the fastest inbound and outbound content delivery. Radware now offers the most comprehensive and flexible solutions for multi-homed environments. Enterprises and ISPs working with or without BGP and connected with a single or multiple routers can use Radware to ensure cost efficient, quality Internet service.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware's FireProof 2.2 Wins Editor's Choice Award By *Network Computing* Magazine

MAHWAH, NJ December 13, 2001 — Radware (Nasdaq; RDWR), a global leader in Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today announced that FireProof, its firewall traffic management product, has been awarded an "Editor's Choice" Award by *Network Computing* magazine in the review titled "Fireproofing Against DoS Attacks." The magazine tested an array of products capable of mitigating any form of Denial of Service (DoS) attacks and Distributed Denial of Service (Ddos) attacks.

In their review, Network Computing observed:

> *"The Radware FireProof 2.2 with SynApps software reigned supreme for hands-off attack mitigation. The deciding factors were price and the features provided for that price. In Radware's case we had gigabit routing, switching and firewall load-balancing."*
>
> *"The FireProof is a versatile, self-contained device that would be easy to deploy at your network's border or internally. Its sister device, the Web Server Director, also includes SynApps but offers Web server-centric (rather than firewall-centric) features."*

"This is further proof of our superior technology and product offering. Our Application Switch platform coupled with Synapps Architecture provides our customers with the industry's most intelligent and highest performing security traffic management product," said Roy Zisapel, President and CEO, Radware.

About FireProof

Radware's FireProof™ is an intelligent traffic management solution for multiple firewalls and Virtual Private Network (VPN) devices. Based on Radware's award winning technologies, FireProof provides certainty via non-stop service of an enterprises' security resources. Radware's FireProof meets the challenge of firewall performance by providing load balancing between firewall units. The powerful traffic management capabilities of FireProof ensure optimal performance of all installed firewalls. Using an advanced array of built-in load balancing algorithms that monitor the number of clients and load on each firewall, FireProof dynamically distributes traffic evenly between firewalls, while taking into account both inbound and outbound traffic. This translates into the best service from click to content. FireProof also intelligently distributes traffic of up to 100 firewalls, providing network certainty by eliminating bottlenecks and single points of failure.

About Network Computing

Network Computing (http://www.nwc.com) is published by CMP Media LLC, Manhasset, N.Y. From emerging companies to service providers, Network Computing defines the core issues facing people who manage technology in business -- analyzing the critical decision points in purchasing the products, technologies and services that achieve corporate initiatives. Every other week 220,000 IT professionals turn to Network Computing to get the information they need to make the right purchase decisions. In addition, the publication consistently has the largest average-issue audience among all networking publications, according to IntelliQuest CIMS.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
International: Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
USA: Paul Macchia, Radware Inc.; 201-512-9771 or paulm@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE'S FIREPROOF FULLY SUPPORTS MICROSOFT ISA SERVER

FireProof Provides Microsoft ISA Server with Full Fault Tolerance and Performance Optimization

Mahwah, NJ, December 18, 2001 — Radware (Nasdaq: RDWR), a global leader in Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, announced today that its FireProof product line now offers complete interoperability with Microsoft Internet Security and Acceleration (ISA) Server 2000, providing real-time load balancing, high availability and clustering for ISA Servers (http://www.radware.com/ISAServer). Radware's FireProof for firewall traffic management and application security provides full fault tolerance and optimization between multiple firewalls and allows a company to scale up to 100 active devices.

Microsoft ISA Server builds on Microsoft Windows® 2000 security and directory for policy-based security, acceleration, and management of internetworking. Radware's FireProof product line allows enterprise network and system administrators to manage multiple ISA Servers on a local or global basis, while providing fault tolerance from software and hardware failures and allowing servers to be transparently inserted or removed for maintenance and updates during peak business hours without end-user performance degradation. The total solution enables gigabit speeds and scalability now and into the future.

"The need for high availability, scalability and secure solutions are critical in today's business environments," said Roy Zisapel, President and CEO, Radware. "Microsoft and Radware have worked together to ensure compatibility between the robust features and benefits of each product line."

"This new business relationship is a win-win-win. Radware, Microsoft and enterprise customers will benefit from this interoperability," said Nevet Basker, Director of Business

Development for ISA Server, Microsoft. "With Radware's FireProof, businesses can use Radware's load balancing solutions with ISA Server for scalable, reliable and secure business-to-business internetworking."

About Microsoft ISA Server

Microsoft Internet Security and Acceleration (ISA) Server 2000 is an enterprise firewall and Web cache server that enables IT administrators for businesses of all sizes to provide controlled, secure and fast Internet access for their organization. Building on the security and manageability of the Microsoft Windows 2000 platform, ISA Server provides a sophisticated multi-layer enterprise firewall and a high-performance Web cache to control, secure and accelerate business on the Internet. ISA Server is part of Microsoft's Windows .NET platform, geared to empower companies of any size to Internet-enable their businesses and to allow developers to build products for the next generation of services that will be available on the Web. For more information on ISA Server, or to download an evaluation version of the product, go to www.microsoft.com\ISAServer.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

Radware Breaks the 20,000 SSL Transactions per Second Barrier

Radware Expands its' CertainT 100 SSL Accelerator Product Line with a New Hardware Platform and Features that Provide Unmatched Performance, Security and Manageability

Mahwah, NJ, December 20, 2001 — Radware (Nasdaq; RDWR) a global leader of Intelligent Traffic Management (ITM) solutions that bring certainty to dynamic networks, today announced the release of a new model of the company's SSL Accelerator – CertainT 100. When combined with Radware's ITM solutions, users can scale SSL transactions to 20,000 per second, making it the industry's top performing SSL accelerator.

The new CertainT 100 model is based on a hardware platform that suits the needs of intensive applications, while the product line's previously released model has the features and processing power suited for everyday e-business applications. The result is a product line that meets the performance level requirements of all industry sectors.

CertainT 100 SSL encryption/decryption capabilities, coupled with the strengths of Radware's award winning traffic management solutions, ensures fast, efficient, continuous and secure completion of e-business transactions without network degradation. CertainT 100 provides high-speed on-line SSL transactions, while at the same time enables web servers to operate at peak efficiency. This is accomplished by relieving network web servers of performing the CPU intensive SSL encryption and decryption calculations associated with e-commerce applications.

"SSL acceleration devices are crucial for ensuring that end users benefit from faster response time and better service from existing network infrastructures. The product's expansion provides users with the flexibility of choosing which platform best suits their needs," said Sharon Trachtman, VP Marketing at Radware. "CertainT 100 version 2.00 compliments Radware's end-to-end traffic management solutions, ensuring cost efficient, manageable and secure SSL transactions on a high powered platform."

CertainT 100 deployed with Radware's Web Server Director (WSD) creates a comprehensive ITM solution that dramatically increases network certainty and performance. Unlike competitor's inline topology, up to 100 Radware devices can be installed for true scalability and load balancing with no topology changes in the existing network.

Like all Radware devices, CertainT 100 can be managed through simple, easy to use web based management applications, providing remote and easy manageability. This utility allows for remote configuration and monitoring of the device. The management application can be launched either via Configware - Radware's software management tool or from any standard browser.

About Radware

Radware's suite of Intelligent Traffic Management (ITM) products are designed to optimize the end user experience by eliminating network uncertainty and downtime. Radware's product line combines proprietary next generation application switching technology and open architecture with the industry's leading proven traffic management software. Radware offers a broad range of customized ITM solutions to corporate enterprises, service providers, and e-commerce businesses through the implementation of one or more award winning ITM solutions, including: Web Server Director, Cache Server Director, FireProof and LinkProof. Radware's Application Switches bring certainty to dynamic networks with products that guarantee the best service from click to content. Get certain with Radware. For more information, please visit us at www.radware.com

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.